

January 24, 2012

Via E-mail
Brian T. Marley
Executive Vice President and Chief Financial Officer
Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217

> **Re:** **Belk, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed April 12, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 18, 2011**
> **File No. 000-26207**

Dear Mr. Marley:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

Elements of Compensation, page 23

Cash Incentive Awards, page 24

2011 to 2013 Stretch Incentive Plan, page 26

1. Please provide us with your analysis for why you have not treated the 2011 to 2013 Stretch Incentive Plan as an equity incentive plan, as such term is defined in Item

402(a)(6)(iii) of Regulation S-K. Please include in your analysis applicable references to FASB ASC Topic 718.

CFO Incentive Plan, page 28

2. Please tell us if the performance goal for each fiscal year for the five years covered by the CFO Incentive Plan was set at the beginning of each such fiscal or if it was set when you implemented the plan in 2006.

Executive Compensation, page 33

Summary Compensation Table for Fiscal Year 2011, page 33

3. Please disclose in footnote 3 to the summary compensation table the value of the stock awards under the LTI Plan assuming that the highest level of performance conditions will be achieved. See Instruction 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director